Exhibit (h)(3)

DIAMETER DYNAMIC CREDIT FUND

AMENDED AND RESTATED DISTRIBUTION AND SERVICE PLAN

Adopted: September 30, 2025

Amended and Restated: March 5, 2026

WHEREAS, Diameter Dynamic Credit Fund (the “Fund”) is engaged in business as a closed-end management investment company and is registered as such under the Investment Company Act of 1940 (the “Act”);

WHEREAS, the Fund relies upon exemptive relief granted by the Securities and Exchange Commission to permit the Fund to offer multiple classes of shares (the “Exemptive Relief”);

WHEREAS, pursuant to the Exemptive Relief, the Fund is subject to Rule 12b-1 (“Rule 12b-1”) under the Act;

WHEREAS, pursuant to Rule 12b-1, the Fund previously adopted a Distribution and Service Plan (the “Initial Plan”); and

WHEREAS, the Board of Trustees (the “Board”) of the Fund wishes to amend and restate the Initial Plan in its entirety on the terms set forth below.

NOW, THEREFORE, the Fund hereby adopts the terms of this amended and restated Distribution and Service Plan (the “Plan”) under Rule 12b-1, with respect to the classes of shares of beneficial interest (each, a “Class”) listed on Schedule A hereto, as such Schedule A may be amended from time to time, on the following terms and conditions:

1. The Fund may pay to ALPS Distributors, Inc., the Fund’s distributor (the “Distributor”) and other affiliated broker-dealers, unaffiliated broker-dealers, financial institutions and/or intermediaries (collectively, “Service Agents”) as compensation for the services provided and expenses incurred relating to the distribution, offering and marketing of a Class, fees as set forth in Schedule A hereto, as may be amended from time to time. For the avoidance of doubt, such fees payable to the Distributor may be reallowed to Service Agents for such services provided and related expenses incurred by such Service Agents. Such fees shall be calculated and accrued monthly and paid monthly or at such other intervals as the Fund and the Distributor and/or, as applicable, other Service Agents shall mutually agree. In addition to the payment of the fees, the Fund may pay for (i) due diligence expenses; (ii) the preparation, printing and distribution of prospectuses, Statements of Additional Information and reports and any supplements thereto for persons other than existing shareholders; (iii) the preparation, printing and distribution of sales literature and advertising materials; and (iv) expenses related to offering the Fund as an option on any distribution “platform” a Service Agent administers, including any expenses for any services provided in connection therewith.

2. Any shareholder service fees may be paid to the Distributor and other broker-dealers and/or intermediaries as compensation for the provision of “personal service and/or the maintenance of shareholder accounts” as provided for in the Financial Industry Regulatory Authority (“FINRA”) Rule 2341. For the avoidance of doubt, such fees payable to the Distributor may be reallowed to broker-dealers and/or other intermediaries for such services. If FINRA amends the definition of “service fee” or adopts a related definition intended to define the same concept, the services provided under the Plan shall be automatically amended, without further action of the parties, to conform to such definition.

3. This Plan must be approved, together with any related agreements, by votes of a majority of both (a) the Board and (b) those Trustees of the Fund who are not “interested persons” of the Fund, as defined in the Act, and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (the “Independent Trustees”), cast in person (or, if applicable, as otherwise permitted by exemptive relief or by the Act) at a meeting (or meetings) called for the purpose of voting on the Plan and related agreements.

4. This Plan shall continue in full force and effect for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Paragraph 3 hereof.

5. The Distributor shall provide to the Board and the Board shall review, at least quarterly, a written report of Fund payments made in accordance with this Plan and the purposes for which such payments were made.

6. This Plan may be terminated at any time without penalty with respect to a Class of the Fund by the vote of a majority of the Independent Trustees or by vote of a majority of the outstanding voting securities of such Class.

7. This Plan may not be amended to increase materially the amount payable hereunder by a Class unless such amendment is approved by a vote of at least a majority (as defined in the Act) of the outstanding voting securities of such Class, and no material amendment to this Plan shall be made unless approved in the manner provided in Paragraph 3 hereof.

8. While this Plan is in effect, the selection and nomination of the Independent Trustees shall be committed to the discretion of the Independent Trustees then in office.

9. The Distributor may direct that all or any part of the amounts receivable by it under this Plan be paid directly to affiliated broker-dealers, unaffiliated broker-dealers, financial institutions and/or intermediaries. All payments made hereunder pursuant to the Plan shall be in accordance with the terms and limitations of the FINRA rules.

10. The Fund shall preserve copies of this Plan (including any amendments thereto) and any related agreements and all reports made pursuant to Paragraph 5 hereof for a period of not less than six years from the date of this Plan, the first two years in an easily accessible place.

11. The obligations of the Fund hereunder are not personally binding upon, nor shall be held to the private property of, any of the Trustees, shareholders, officers, employees or agents of the Fund, but only the Fund’s property allocable to the applicable Class(es) shall be bound.

12. This Plan only relates to those Classes stated on Schedule A hereto and the fees determined in accordance with Paragraph 1 hereof shall be based upon the average monthly net assets of the Fund attributable to the applicable Class.

SCHEDULE A

1.

Class A – Shareholders of Class A shares shall pay a fee at the annual rate of 0.75% of the Fund’s average daily net assets attributable to Class A shares. Such fee shall be calculated and accrued monthly (before repurchases of any Class A shares).

2.	Class I – Shareholders of Class I shares will not be subject to a fee under this Plan.